SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Talon Therapeutics, Inc.

(Name of Issuer)

COMMON STOCK, $.001 PAR VALUE PER SHARE

(Title of Class of Securities)

40963P105

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878–0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Steven J. Gartner, Esq.

Robert T. Langdon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019–6099

(212) 728–8000

January 9, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40963P105
SCHEDULE 13D
1	Name of Reporting Persons Warburg Pincus Private Equity X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 188,774,608+ (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 188,774,608+ (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Person 188,774,608+ (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 87.2% (see Item 5)

14	Type of Reporting Person* PN

                +Represents the number of shares of common stock, par value $0.001 (the “Common Stock”), of the Company  into which the shares of the Company’s Series A-1 Convertible Preferred Stock (“Series A-1 Preferred”), the Company’s Series A-2 Convertible Preferred Stock (the “Series A-2 Preferred”) and the Series A-3 Convertible Preferred Stock (the “Series A-3 Preferred”) beneficially owned by the Reporting Person are convertible as of January 9, 2012. Giving effect to accretion in the stated value of Series A-1 Preferred, each share of Series A-1 Preferred is convertible into approximately 153 shares of Common Stock, which is determined by dividing (x) the sum of (i) the stated value of $100 per share plus (ii) the accretion thereon by (y) an effective conversion price of $0.736 per share. Each share of Series A-2 Preferred is convertible into approximately 333 shares of Common Stock, which is determined by dividing the stated value of $100 per share by an effective conversion price of $0.30 per share. Each share of Series A-3 Preferred, which is subject to certain limitations on the number of shares of Common Stock into which such shares of Series A-3 Preferred can convert prior to the amendment of the Company’s certificate of incorporation described in this Amendment No. 3, is convertible into approximately 175 shares of Common Stock, which is determined by dividing the stated value of $100 per share by a conversion price of $0.35 per share for the Series A-3 Preferred after applying such limitations.

CUSIP No. 40963P105
SCHEDULE 13D
1	Name of Reporting Persons Warburg Pincus X Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 6,039,146+ (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 6,039,146+ (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Person 6,039,146+ (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 2.8% (see Item 5)

14	Type of Reporting Person* PN

+See note on page 2.

CUSIP No. 40963P105
SCHEDULE 13D
1	Name of Reporting Persons Warburg Pincus X, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 194,813,754+ (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 194,813,754+ (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Person 194,813,754+ (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 89.9% (see Item 5)

14	Type of Reporting Person* PN

+See note on page 2.

CUSIP No. 40963P105
SCHEDULE 13D
1	Name of Reporting Persons Warburg Pincus X LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 194,813,754+ (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 194,813,754+ (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Person 194,813,754+ (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 89.9% (see Item 5)

14	Type of Reporting Person* OO

+See note on page 2.

CUSIP No. 40963P105
SCHEDULE 13D
1	Name of Reporting Persons Warburg Pincus Partners LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 194,813,754+ (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 194,813,754+ (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Person 194,813,754+ (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 89.9% (see Item 5)

14	Type of Reporting Person* OO

+See note on page 2.

CUSIP No. 40963P105
SCHEDULE 13D
1	Name of Reporting Persons Warburg Pincus & Co.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 194,813,754+ (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 194,813,754+ (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Person 194,813,754+ (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 89.9% (see Item 5)

14	Type of Reporting Person* PN

+See note on page 2.

CUSIP No. 40963P105
SCHEDULE 13D
1	Name of Reporting Persons Warburg Pincus LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 194,813,754+ (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 194,813,754+ (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Person 194,813,754+ (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 89.9% (see Item 5)

14	Type of Reporting Person* OO

+See note on page 2.

CUSIP No. 40963P105
SCHEDULE 13D
1	Name of Reporting Persons Charles R. Kaye

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 194,813,754+ (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 194,813,754+ (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Person 194,813,754+ (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 89.9% (see Item 5)

14	Type of Reporting Person* IN

+See note on page 2.

CUSIP No. 40963P105
SCHEDULE 13D
1	Name of Reporting Persons Joseph P. Landy

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 194,813,754+ (see Items 4 and 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 194,813,754+ (see Item 5)

11	Aggregate Amount Beneficially Owned by Each Person 194,813,754+ (see Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒

13	Percent of Class Represented by Amount in Row (11) 89.9% (see Item 5)

14	Type of Reporting Person* IN

+See note on page 2.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends the Schedule 13D filed on June 16, 2010 (the “Original Schedule 13D”) and amended on September 14, 2010 (“Amendment No. 1”) and February 3, 2011 (“Amendment No. 2” and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the “Schedule 13D”), and is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X”, and together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”) and the sole general partner of each of the WP X Funds, Warburg Pincus X LLC, a Delaware limited liability company (“WP X LLC”) and the sole general partner of WP X LP, Warburg Pincus Partners LLC, a New York limited liability company (“WPP LLC”) and the sole member of WP X LLC, Warburg Pincus & Co., a New York general partnership (“WP”) and the managing member of WPP LLC, Warburg Pincus LLC, a New York limited liability company (“WP LLC”) that manages each of the WP X Funds, and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC who may be deemed to control the WP X Funds, WP X LP, WP X LLC, WPP LLC, WP and WP LLC (Mr. Kaye, Mr. Landy, WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP and WP LLC, each a “Reporting Person” and collectively being referred to as the “Reporting Persons”).  This Amendment No. 3 relates to the Common Stock of Talon Therapeutics, Inc., a Delaware corporation (the “Company”).

All capitalized terms used herein which are not otherwise defined herein have the same meanings given to such terms in the Original Schedule 13D, as amended.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to include the following:

The amount of funds used by the WP X Funds to purchase the shares of Series A-2 Preferred as described in this Amendment No. 3 was furnished from the working capital of such WP X Funds. The total amount of funds paid by the WP X Funds to purchase the securities of the Company purchased on January 9, 2012 as described in this Amendment No. 3 was $9,900,000.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to include the following:

2012 Investment Agreement

On January 9, 2012, the WP X Funds entered into an Investment Agreement (the “2012 Investment Agreement”) with the Company, Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P. and Deerfield Special Situations Fund International Limited (collectively, the “Deerfield Purchasers” and, together with the WP X Funds, the “Purchasers”), a copy of which is attached hereto as Exhibit 99.7. Pursuant to the terms of the 2012 Investment Agreement, on January 9, 2012 (i) WP X purchased 95,931 shares of the Company’s Series A-2 Convertible Preferred Stock (the “Series A-2 Preferred”), for an aggregate purchase price of $9,593,100 and (ii) WPP X purchased 3,069 shares of Series A-2 Preferred for an aggregate purchase price of $306,900. The stated value of each share of Series A-2 Preferred is $100.  The terms of the Series A-2 Preferred are set forth in the Certificate of Amendment of Corrected Certificate of Designation of Series A-2 Convertible Preferred Stock of the Company, setting forth the designations, preferences, limitations and relative rights of the Series A-2 Preferred (as amended, the “Series A-2 Certificate”), a copy of which is attached hereto as Exhibit 99.8.

In addition to the purchase and sale of the Series A-2 Preferred as described above, the 2012 Investment Agreement provides that prior to one year following the receipt of notice from the Company that the Company has received written marketing approval in the United States (which for the purposes of clarity shall include “accelerated approval”) from the U.S. Food and Drug Administration for a New Drug Application submitted for certain of the Company’s products (the “Marketing Approval Date”), the WP X Funds shall have the right to purchase up to 600,000 shares of the Company’s Series A-3 Convertible Preferred Stock (the “Series A-3 Preferred”, and together with the Series A-1 Convertible Preferred Stock, as defined in the Investment Agreement dated June 7, 2010 among the Purchasers (the “Series A-1 Preferred”), and the Series A-2 Preferred, the “Series A Preferred”) (subject to reduction for the Deerfield Purchasers’ participation, as described below)  in one or more separate transactions at a price per share of $100. The stated value of each share of Series A-3 Preferred is $100. The Series A-3 Preferred has designations, preferences, limitations and relative rights substantially similar to the Series A-2 Preferred, except that each share of Series A-3 Preferred is convertible into such number of shares of Common Stock of the Company as is equal to the accreted value of such share of Series A-3 Preferred divided by a conversion price of $0.35 (subject to adjustment pursuant to the terms of the Certificate of Designation of Series A-3 Convertible Preferred Stock of the Company, setting forth the designations, preferences, limitations and relative rights of the Series A-3 Preferred (the “Series A-3 Certificate”), a copy of which is attached hereto as Exhibit 99.9).  Pursuant to the terms of the Series A-3 Certificate, prior to the approval by the stockholders of the Company of an amendment to the amended and restated certificate of incorporation of the Company to increase the authorized numbers of shares of Common Stock (the “Stockholder Approval”), the number of shares of Common Stock issuable upon conversion of the Series A-3 Preferred is subject to the limit set forth in the Series A-3 Certificate.

Pursuant to the terms of the 2012 Investment Agreement, the WP X Funds agreed upon the earlier to occur of (i) the receipt of Stockholder Approval or (ii) a withdrawal or modification of the Company’s board of directors’ recommendation with respect to the Stockholder Approval, to vote all of its shares of the Company’s capital stock (a) in favor of the Stockholder Approval and the transactions contemplated by the 2012 Investment Agreement and any other matter that is required to facilitate the transactions contemplated by the 2012 Investment Agreement, and (ii) against any action or agreement that would impair the ability of the Company to obtain the Stockholder Approval or be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the 2012 Investment Agreement. In addition, to the extent that any such actions are taken by the written consent of stockholders, each WP X Fund agreed to provide consent or withhold consent, as the case may be, in a manner consistent with the aforementioned provisions.

The 2012 Investment Agreement also provides that, subject to certain terms and conditions, if the WP X Funds elect to purchase any shares of Series A-3 Preferred described above, the Deerfield Purchasers will have the right to purchase ten percent (10%) of such shares which shall reduce the number of shares acquirable by the WP X Funds to the extent that the Deerfield Purchasers exercise this right.

Amendment No. 1 to Investment Agreement

On January 9, 2012, in connection with the entry into the 2012 Investment Agreements, the WP X Funds and the Deerfield Purchasers entered into an agreement with the Company (“Amendment No. 1 to Investment Agreement”), a copy of which is attached hereto as Exhibit 11, amending the terms of the Investment Agreement to, among other things, acknowledge that no further shares of Series A Preferred shall be issuable thereunder.

Additional Disclosure

The Reporting Persons intend to review their investment in the Company on a continuing basis and will routinely monitor a wide variety of investment considerations, including, without limitation, current and anticipated future trading prices for the Common Stock and other securities of the Company, if any, the Company’s financial position, operations, assets, prospects, strategic direction and business and other developments affecting the Company and its subsidiaries, the Company’s management, the Company’s board of directors, Company-related competitive and strategic matters, conditions in the securities and financial markets, tax considerations, general market, economic and industry conditions, other investment and business opportunities available to the Reporting Persons and other factors considered relevant. The Reporting Persons may from time to time take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, (i) acquiring additional shares or disposing of some or all of their shares of Series A-1 Preferred, Series A-2 Preferred, Series A-3 Preferred or Common Stock (or other securities of the Company) or engaging in discussions with the Company and its subsidiaries concerning future transactions with the Company and its subsidiaries, including, without limitation, extraordinary corporate transactions and acquisitions or dispositions of shares of capital stock or other securities of the Company or any subsidiary thereof, (ii) changing their current intentions with respect to any or all matters referred to in this Item 4 and (iii) engaging in hedging, derivative or similar transactions with respect to any securities of the Company. Any acquisition or disposition of the Company’s securities may be made by means of open-market purchases or dispositions, privately negotiated transactions, direct acquisitions from or dispositions to the Company or a subsidiary thereof or otherwise, in each case subject to certain provisions of the Investment Agreement and the 2012 Investment Agreement.

Voting Agreement

On January 9, 2012, in connection with the consummation of the transactions contemplated under the 2012 Investment Agreement, WP X and the Deerfield Purchasers entered into a Voting Agreement (the “Voting Agreement”), a copy of which is attached hereto as Exhibit 99.10. The Voting Agreement provides that each Deerfield Purchaser shall vote (or cause to be voted), for so long as the Voting Agreement remains in effect, all shares of Common Stock (subject to certain exceptions) and Series A-1 Preferred beneficially owned (as defined in Rule 13d-3 under the Exchange Act) by such Deerfield Purchaser (together with such additional shares as become beneficially owned by such Deerfield Purchaser, whether upon the exercise of options, warrants, conversion of convertible securities or otherwise, and any other voting securities of the Company (whether acquired theretofore or thereafter)) (i) in favor of (a) the Stockholder Approval and the transactions contemplated by the 2012 Investment Agreement and (b) any other matters submitted to the stockholders of the Company in furtherance of the transactions contemplated by the 2012 Investment Agreement, and (ii) against any action or agreement that would impair the ability of the Company to obtain the Stockholder Approval or otherwise issue certain securities as contemplated by, and pursuant to, the 2012 Investment Agreement, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the 2012 Investment Agreement. In addition, to the extent that any such actions are taken by the written consent of stockholders, each Deerfield Purchaser agreed to provide consent or withhold consent, as the case may be, in a manner consistent with the aforementioned provisions. The Voting Agreement shall terminate upon the earlier to occur of (i) the receipt of Stockholder Approval or (ii) July 9, 2012.

Pursuant to the terms of the Voting Agreement, the Deerfield Purchasers also agreed not to transfer or sell any shares of Series A Preferred or Common Stock (subject to certain exceptions) for so long as the Voting Agreement is in effect, and that each Deerfield Purchaser is to promptly notify WP X of any new shares of capital stock or voting securities of the Company acquired by such Deerfield Purchaser, if any, after the date of the Voting Agreement. Upon acquisition, any such shares and voting securities shall become subject to the terms of the Voting Agreement as though owned by such Deerfield Purchaser on the date of the Voting Agreement.

The summary contained herein of the 2012 Investment Agreement, Series A-2 Certificate, Series A-3 Certificate, Voting Agreement and Amendment No.1 to Investment Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements and certificates, copies of which are filed as Exhibits 99.7, 99.8, 99.9, 99.10 and 99.11 hereto, respectively, and which are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

All of the computations and share amounts used herein do not give effect to any accretion on the shares of Series A-1 Preferred after January 9, 2012. The percentages used herein are calculated based upon the 21,778,812 shares of Common Stock outstanding as of November 11, 2011 as reported in the Company’s Quarterly Report for the quarterly period ended September 30, 2011 filed by the Company with the Securities and Exchange Commission (the “SEC”) on November 14, 2011. The number of shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons, and the percentage of the outstanding shares represented thereby, in each case as reported in this Schedule 13D, are based on the number of shares of Common Stock issuable to the Reporting Persons upon conversion of the shares of Series A-1 Preferred and Series A-2 Preferred owned by the Reporting Persons on January 9, 2012 and the number of shares of Common Stock issuable to the Reporting Persons, after applying the limitations set forth in the Series A-3 Certificate, upon conversion of the 600,000 shares of Series A-3 Preferred which the WP X Funds have the right to acquire pursuant to the 2012 Investment Agreement (without giving effect to the right of the Deerfield Purchasers to purchase ten percent (10%) of such shares of Series A-3 Preferred, which exercise would reduce the number of shares acquirable by the WP X Fund).

(a)   WP X is the direct beneficial owner of 359,797 shares of Series A-1 Preferred, 95,931 shares of Series A-2 Preferred and 101,745,000 shares of Series A-3 Preferred. As of January 9, 2012, such shares are, in the aggregate, convertible into 188,744,345 shares of Common Stock, representing approximately 87.15% of the outstanding shares of Common Stock.

        WPP X is the direct beneficial owner of 11,510 shares of Series A-1 Preferred, 3,069 shares of Series A-2 Preferred and 3,255,000 shares of Series A-3 Preferred. As of January 9, 2012, such shares are, in the aggregate, convertible into 6,039,220 shares of Common Stock, representing approximately 2.78% of the outstanding shares of Common Stock.

        Due to their respective relationships with the WP X Funds and each other, as of January 9, 2012, each of the Reporting Persons may be deemed to beneficially own shares of Common Stock by virtue of their beneficial ownership of shares of Series A-1 Preferred, Series A-2 Preferred and Series A-3 Preferred. Assuming the full conversion of the Series A-1 Preferred in accordance with the terms of the Series A-1 Certificate, the full conversion of the Series A-2 Preferred in accordance with the terms of the Series A-2 Certificate, and the full conversion (subject to the limitations on the number of shares of Common Stock issuable upon conversion set forth in the Series

A-3 Certificate) of the Series A-3 Preferred in accordance with the terms of the Series A-3 Certificate, the Reporting Persons may be deemed to beneficially own 194,813,754 shares of Common Stock, representing approximately 89.9% of the outstanding class of Common Stock, based on a total of 216,592,566 shares of Common Stock, which is comprised of: (i) the 21,778,812 shares of Common Stock outstanding referenced above, (ii) the 56,813,754 shares of Common Stock issuable to WP X and WPP X upon the conversion of shares of Series A-1 Preferred described above, (iii) the 33,000,000 shares of Common Stock issuable to WP X and WPP X upon the conversion of shares of Series A-2 Preferred described above and (iv) 105,000,000 shares of Common Stock issuable to WP X and WPP X upon the conversion of shares of Series A-3 Preferred (subject to the limitations on the number of shares of Common Stock issuable upon conversion set forth in the Series A-3 Certificate) which the WP X Funds have the right to acquire pursuant to the 2012 Investment Agreement (without giving effect to the right of the Deerfield Purchasers to purchase ten percent (10%) of such shares of Series A-3 Preferred, which exercise would reduce the number of shares acquirable by the WP X Fund).

(b)   Each of WP X, WPP X, WP X LP, WP X LLC, WPP LLC, WP LLC and WP may be deemed to share with the WP X Funds the power to (i) dispose or to direct the disposition and (ii) vote or direct the vote of the 194,813,754 shares of Common Stock the WP X Funds may be deemed to beneficially own (and convert into) as of January 9, 2012.

        Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co–Presidents of WP LLC and may be deemed to control the other Reporting Persons. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the WP X Funds. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, as amended, or for any other purpose.

(c)   Other than as set forth in this Amendment No. 3, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, by any of their directors, executive officers, general partners or members.

(d)   Not applicable.

(e)   Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
Item 6 of the Schedule 13D is hereby amended to include the following: The responses set forth in Item 4 of this Amendment No. 3 are hereby incorporated by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.7

Investment Agreement, dated as of January 9, 2012, by and among Talon Therapeutics, Inc., Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations Fund International Limited (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by Talon Therapeutics, Inc. on January 9, 2012).

Exhibit 99.8

Certificate of Amendment of Corrected Certificate of Designation of Series A-2 Convertible Preferred Stock of Talon Therapeutics, Inc., dated as of January 9, 2012 (incorporated herein by reference to Exhibit 3.2 of the Current Report on Form 8-K filed by Talon Therapeutics, Inc. on January 9, 2012).

Exhibit 99.9

Certificate of Designation of Series A-3 Convertible Preferred Stock of Talon Therapeutics, Inc., dated as of January 9, 2012 (incorporated herein by reference to Exhibit 3.3 of the Current Report on Form 8-K filed by Talon Therapeutics, Inc. on January 9, 2012).

Exhibit 99.10

Voting Agreement, dated as of June 7, 2010, by and among Warburg Pincus Private Equity X, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations Fund International Limited.

Exhibit 99.11

Amendment No. 1 to the Investment Agreement, dated as of January 9, 2012, by and among Warburg Pincus Private Equity X, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situation Fund, L.P., and Deerfield Special Situations Fund International Limited amending that certain Investment Agreement, dated as of June 7, 2010, by and among Talon Therapeutics, Inc., Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations Fund International Limited (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Talon Therapeutics, Inc. on January 9, 2012).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2012	WARBURG PINCUS PRIVATE EQUITY X, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 10, 2012	WARBURG PINCUS X PARTNERS, L.P.

	By:	Warburg Pincus X, L.P., its general partner
	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 10, 2012	WARBURG PINCUS X, L.P.

	By:	Warburg Pincus X LLC, its general partner
	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 10, 2012	WARBURG PINCUS X LLC

	By:	Warburg Pincus Partners LLC, its sole member
	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 10, 2012	WARBURG PINCUS PARTNERS LLC

	By:	Warburg Pincus & Co., its managing member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 10, 2012	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 10, 2012	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: January 10, 2012	CHARLES R. KAYE

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact*

Dated: January 10, 2012	JOSEPH P. LANDY

	By:	/s/ Scott A. Arenare
Scott A. Arenare, Attorney-in-fact**

*      Power of Attorney given by Mr. Kaye was previously filed with the U.S. Securities & Exchange Commission (“SEC”) on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**   Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.